This share exchange involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

[Translation]

August 1, 2018

To whom it may concern:

Company Name:	MIRAIT Holdings Corporation

Name of Representative:	Masatoshi Suzuki President and Chief Executive Officer

(Code Number: 1417, First Section of the Tokyo Stock Exchange)

Contact:	Manabu Kiriyama
Director and Chief Financial Officer

Phone:	+81-3-6807-3124

Company Name:	SOLCOM Co., Ltd.

Name of Representative:	Toshiyuki Hirabara President and Representative Director

(Code Number: 1987, Second Section of the Tokyo Stock Exchange)

Contact:	Kenji Kifune Director, Manager of General Affairs

Phone:	+81-082-504-3300

Announcement of Business Integration and Execution of Share Exchange Agreement
between MIRAIT Holdings Corporation and SOLCOM Co., Ltd.

Tokyo, August 1, 2018 --- MIRAIT Holdings Corporation (“MIRAIT HD”) and SOLCOM Co., Ltd. (“SOLCOM”) jointly announce that they resolved at their respective board of directors meetings held today to implement a business integration of the two companies in the spirit of equality (the “Business Integration”) through a share exchange (the “Share Exchange”). In the Share Exchange, SOLCOM will be made a wholly-owned subsidiary of MIRAIT HD. Today, MIRAIT HD and SOLCOM have executed a share exchange agreement (the “Share Exchange Agreement”) as described below.

With respect to MIRAIT HD, the Share Exchange is scheduled to be implemented through simplified share exchange procedures without obtaining approval at a shareholders’ meeting pursuant to Article 796, Paragraph 2 of the Companies Act of Japan (the “Companies Act”). With respect to SOLCOM, the Share Exchange is scheduled to be implemented subject to the approval of the Share Exchange Agreement by a special resolution of the extraordinary shareholders’ meeting of SOLCOM, which will be held on September 28, 2018.

Prior to the effective date of the Share Exchange (January 1, 2019 (scheduled)), the common stock of SOLCOM is scheduled to be delisted from the Second Section of Tokyo Stock Exchange, Inc. (the “TSE”) as of December 26, 2018 (The final trading date of the SOLCOM shares is scheduled to be December 25, 2018.).

1.	Background and Purpose of the Business Integration through the Share Exchange, etc.

(1)
Background and Purpose of the Business Integration

The business environment surrounding communications construction services has entered a period of transition. In the information and telecommunications sector, the Hikari Collaboration Model, which provides a combination of fiber-optic lines and various services, has spread in fixed communications. Additionally, the fourth generation (4G) mobile communication systems have grown increasingly sophisticated and the services for new frequency bands in the mobile communications area have been launched. Furthermore, the business environment is changing significantly with the rise in demand for new solutions using big data and other new technologies in advance of a full-fledged IoT era, along with the active rebuilding of the social infrastructure before the year 2020.

The MIRAIT group is a corporate group with MIRAIT HD as its holding company (the “MIRAIT Group”). The MIRAIT Group developed into its current form after a business integration in 2010, which involved DAIMEI TELECOM ENGINEERING CORP., Commuture Corp. and TODENTSU Corporation establishing a joint holding company.

During this period, the MIRAIT Group aims to ensure its continued growth and development as a “comprehensive engineering and services company” in response to the movements of telecommunications carriers and changes in the business environment. Given this objective, the MIRAIT Group has developed its third medium-term management plan (for fiscal years 2017 to 2020; announced on April 28, 2017), and has been actively engaged in expanding its developing business areas (the frontier domain), including its cloud, stock, Wi-Fi, software, environment and energy and global businesses.

At the same time, the MIRAIT Group has continuously focused on the expansion of its business bases. It has also promoted profit-oriented business operations through the improvement of operational efficiency and the resulting increase in orders, the establishment of a productive work system and the comprehensive strengthening of on-site capabilities.

The SOLCOM group is a corporate group comprised by SOLCOM and its group companies (the “SOLCOM Group”). The SOLCOM Group was formed in 2001 as a result of the merger between Hiroshima Kensetsu Telecommunication Construction Co., Ltd., which was established in 1947, and Kouwa Kensetsu Construction Co., Ltd., which was established in 1957. Over the past 71 years, the SOLCOM Group has constructed telecommunications infrastructure networks for the NTT Group and other telecommunications carriers. In so doing, it has contributed to the development of local communities, particularly in the Chugoku area.

During these times, the business environment surrounding the SOLCOM Group has continued to change drastically and rapidly. The SOLCOM Group has established its medium-term management plan (for fiscal years 2017 to 2020; which was announced on February 14, 2017). This plan envisions “a group of companies leaping onto a new stage in the era of an ever-changing business environment through its human resources which have technological and creative strengths” to ensure further growth and development of the SOLCOM Group as a “full-service engineering management firm.” Furthermore, the SOLCOM Group is working on its initiative focused on the “challenges to establish high-growth businesses,” the “transformation of the existing operations into lean and streamlined businesses,” the “evolution of an ever-trusted group of companies” and the “development of human resources that underpin the group’s businesses.” All these efforts target a structural shift towards steady growth.

The SOLCOM Group assumes that during the period of this medium-term management plan, there will be a significant decrease of pole renewal works ordered by telecommunications carriers. In addition, it is expected that telecommunications carriers are likely to reduce their investment in the medium to long term. This means that the group’s stable future growth is not allowed for solely by pursuing the existing businesses centering on the telecommunications engineering work, which has been the SOLCOM Group’s core business. Under such circumstances, the SOLCOM Group needs not only to improve operational efficiency of the existing businesses but also to make a structural shift from the existing businesses to high-growth businesses. This will be accomplished by stepping into new technological fields centering around the IT and civil engineering businesses, promoting the group’s technology acquisition and putting them on track as high-growth businesses.

In particular, information and communication fields have accelerated the utilization of AI, big data, IoT and other new technologies. This trend, coupled with expansion of the ICT utilization and social infrastructure development, is expected to attract increased and more diverse investment in these fields. The SOLCOM Group believes that its business challenge is to accommodate such changes in the business environment, swiftly explore businesses that utilize new technologies, and thus, further grow its solution business (such as system solution and smart solution services) and stock business (such as inspection, diagnosis and maintenance of systems and equipment). Another challenge is a rapid expansion of the group’s high-growth businesses with focus on the IT and civil engineering businesses. The SOLCOM Group will address these challenges by making the best of its strengths, that is, locally-based sales capabilities and personnel with high technological skills.

As one of the top three operators in the Japanese information and communications engineering work industry, the MIRAIT Group has operating bases nationwide. The MIRAIT Group is also aggressively expanding into fields other than information and communications engineering work, including construction work and the stock business (such as the operation and maintenance) of photovoltaic solar power generation facilities, software development, the expansion of its global businesses focused on Asia, and the drone business. Meanwhile, the SOLCOM Group has established a robust organization of sales, construction work, maintenance and other services with brand and competitive strength in the Chugoku area. Given such circumstances, the two groups have agreed that they would be able to maximize the synergy effect by integrating their businesses into a single corporate group and taking advantage of their respective strengths, including their respective business areas, business fields, human resources and know-how. Further, the two groups have concluded that the Business Integration will contribute to their sustained growth and development as well as to the creation of medium- to long-term corporate value. This is because the Business Integration will enable the SOLCOM Group to utilize the MIRAIT Group’s know-how to explore new businesses and will further strengthen the MIRAIT Group’s business bases in the Chugoku area.

The parties considered the necessity for a structure which allows them to operate diverse businesses in wider areas, ensure flexible decision-making, operate efficiently as a corporate group and combine necessary management resources, while making use of the SOLCOM Group’s strengths which are rooted in its regionality. These considerations have led the two groups to determine that it would be best to carry out the business integration through the Share Exchange.

After the Business Integration, the MIRAIT Group and the SOLCOM Group will further expand their businesses as an integrated group and seek to enhance their corporate value by making the best use of their respective brand names, competitive edge and other advantages.

(2)
Fundamental Policy of the Business Integration

The purpose of the Business Integration is to seek sustained growth and development and create medium and long term corporate value in the MIRAIT Group and the SOLCOM Group as a single corporate group under the following fundamental policy:

(i)
MIRAIT HD will respect the SOLCOM Group’s own brand, regionality and initiatives to the fullest extent possible under a unified governance structure for a single corporate group given the SOLCOM Group’s long history of operating and developing in the Chugoku area, as well as its significant contributions to the communities in the Chugoku area through its close contacts with the region which principally arise from its businesses related to information and communications equipment-related engineering work.

(ii)
MIRAIT HD will position SOLCOM as its directly-controlled business company. Based on the above-mentioned fundamental policy and the spirit of equality, MIRAIT HD and SOLCOM will share the technology, know-how and information related to their respective business operations as well as other necessary personnel, assets and other resources to the maximum extent possible so as to generate the synergistic effect of the Business Integration.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date of the board of directors meetings for the execution of the Share Exchange Agreement (MIRAIT HD and SOLCOM, respectively)	August 1, 2018 (today)
Date of execution of the Share Exchange Agreement (MIRAIT HD and SOLCOM)	August 1, 2018 (today)
Date of announcement of the record date for the extraordinary shareholders’ meeting (SOLCOM)	August 5, 2018 (scheduled)
Record date for the extraordinary shareholders’ meeting (SOLCOM)	August 20, 2018 (scheduled)
Date of the extraordinary shareholders’ meeting for the approval of the Share Exchange Agreement (SOLCOM)	September 28, 2018 (scheduled)
Final trading date (SOLCOM)	December 25, 2018 (scheduled)
Delisting date (SOLCOM)	December 26, 2018 (scheduled)
Scheduled date of the Share Exchange (effective date)	January 1, 2019 (scheduled)
(Note 1)
MIRAIT HD is expected to implement the Share Exchange without obtaining approval at a shareholders’ meeting through the simplified share exchange procedures pursuant to Article 796, Paragraph 2 of the Companies Act.

(Note 2)
The above schedule may be changed as necessary by consultation and agreement between the companies in view of the necessary procedures to obtain the approval and permission of, register with or notify the relevant authorities in and outside Japan, which are required for the Share Exchange and their situations and other circumstances.

(2)
Method of the Share Exchange

In the Share Exchange, MIRAIT HD will be the wholly-owning parent company and SOLCOM will be the wholly-owned subsidiary.

The Share Exchange shall be conducted (i) by MIRAIT HD, in accordance with simplified share exchange procedures without obtaining approval at a shareholders’ meeting pursuant to Article 796, Paragraph 2 of the Companies Act, and (ii) by SOLCOM, subject to the approval of the Share Exchange Agreement by the extraordinary shareholders’ meeting to be held on September 28, 2018. Upon the Share Exchange, shares of the common stock of MIRAIT HD will be allotted to the shareholders of SOLCOM as consideration for the Share Exchange.

(3)	Allotment in the Share Exchange

	MIRAIT HD (wholly-owning parent company in the share exchange)	SOLCOM (wholly-owned subsidiary in the share exchange)
Allotment ratio in the Share Exchange	1	2.05
(Note 1)	Allotment ratio of shares For each share of the common stock of SOLCOM, 2.05 shares of the common stock of MIRAIT HD will be allotted and delivered.
(Note 2)
Number of shares to be delivered under the Share Exchange
Upon the Share Exchange, MIRAIT HD will allot and deliver 11,393,000 shares (scheduled) of the common stock of MIRAIT HD to shareholders of SOLCOM as of the time immediately before the acquisition by MIRAIT HD of all of the issued and outstanding shares in SOLCOM through the Share Exchange. While the shares to be delivered are scheduled to be newly issued, MIRAIT HD will use 2,000,000 treasury shares (scheduled) held by itself as part of the shares allotted in the Share Exchange.

(Note 3)
Treatment of shares constituting less than one unit
The shareholders of SOLCOM who will hold shares constituting less than one unit (less than 100 shares) of the stock of MIRAIT HD upon the Share Exchange will be entitled to use either of the following systems. Shares constituting less than one unit cannot be sold on any financial instruments exchange market.

(i)
System of purchase by MIRAIT HD for shares constituting less than one unit (sale of less than 100 shares)
In accordance with Article 192, Paragraph 1 of the Companies Act, a system pursuant to which a holder of shares constituting less than one unit of the stock of MIRAIT HD may request that MIRAIT HD purchase the shares constituting less than one unit held by the holder.

(ii)
System of additional purchase by SOLCOM shareholders holding shares of MIRAIT HD stock constituting less than one unit (additional purchase to own 100 shares)
In accordance with Article 194, Paragraph 1 of the Companies Act and the articles of incorporation of MIRAIT HD, the system pursuant to which a holder of shares constituting less than one unit of the stock of MIRAIT HD may demand that MIRAIT HD sell, and the holder may purchase, such number of shares of the common stock of MIRAIT HD which, together with the number of shares constituting less than one unit held by the holder, will constitute one unit (100 shares).

(Note 4)
Treatment of fractions less than one share
If the number of shares allotted to a shareholder of SOLCOM upon the Share Exchange includes a fraction of less than one share of the stock of MIRAIT HD, MIRAIT HD will pay cash to each such shareholder in an amount proportional to the value of such fraction pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights under the Share Exchange SOLCOM has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)
Handling of dividends of surplus

MIRAIT HD and SOLCOM have agreed that MIRAIT HD may pay dividends of surplus up to a total of JPY 1.8 billon to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of September 30, 2018, and that SOLCOM may pay dividends of surplus up to a total of JPY 400 million to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of December 31, 2018. Apart from these dividends, MIRAIT HD and SOLCOM have agreed that neither party shall, on or after today, resolve to pay any dividends of surplus with a record date on or prior to the effective date of the Share Exchange, or to acquire its treasury shares with an acquisition date on or prior to the effective date of the Share Exchange (unless either party is required to acquire its treasury shares upon the exercise by shareholders of their rights under the applicable laws or ordinances).

3.	Basis of the Calculation of the Allotment related to the Share Exchange

(1)
Basis and reason for the calculation of the allotment concerning the Share Exchange

For the purpose of ensuring the fairness and appropriateness of the calculation of the allotment ratio that applies to the Share Exchange (the “Share Exchange Ratio”) as described in 2(3) “Allotment in the Share Exchange” above, MIRAIT HD and SOLCOM have decided to respectively and separately request a third-party valuation institution, independent of both companies, to calculate the share exchange ratio for the Share Exchange. MIRAIT HD and SOLCOM appointed Mizuho Securities Co., Ltd. (“Mizuho”) and MUFG Bank, Ltd. (“MUFG”) as their respective third-party valuation institutions.

MIRAIT HD and SOLCOM have carefully considered the results of the due diligence review of the other party and other aspects by reference to the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions. They have also repeatedly conducted mutual negotiations and consultations with comprehensive consideration given to, among other factors, their respective financial conditions, asset status and future prospects. As a result, MIRAIT HD and SOLCOM have come to the conclusion that the Share Exchange Ratio is appropriate and will not be detrimental to their respective shareholders’ benefits. Therefore, MIRAIT HD and SOLCOM have resolved, at their respective board of directors meetings held today, to implement the Share Exchange at the Share Exchange Ratio.

Upon the occurrence of any material change to any of the conditions used as the basis of the calculation, the Share Exchange Ratio may be subject to change by consultation between the parties.

(2)
Matters concerning the calculation

With the objective of ensuring the fairness and appropriateness of the allotment ratio in the Share Exchange, MIRAIT HD appointed Mizuho, a third-party valuation institution which is independent of MIRAIT HD and SOLCOM. Mizuho is not related to either MIRAIT HD or SOLCOM and has no material interest in either MIRAIT HD or SOLCOM.

In performing its analysis, Mizuho reviewed the financial information of MIRAIT HD and SOLCOM, in addition to reviewing the terms and conditions of the Share Exchange. Mizuho used the market stock price analysis, since the common stock of MIRAIT HD is listed on a financial instruments exchange and its market price is publicly available. In addition, the discounted cash flow analysis (the “DCF Analysis”) was used by Mizuho to account for the future business operations of MIRAIT HD in the valuation. Meanwhile, with respect to SOLCOM, Mizuho used the market stock price analysis, since the common stock of SOLCOM is listed on a financial instruments exchange and its market price is publicly available. In addition, because there are multiple transactions comparable to the Share Exchange, an analogical inference of the share value of SOLCOM based on comparable transactions is possible. Mizuho, thus, also used the comparable transaction analysis. Further, DCF Analysis was used by Mizuho to account for the future business operations of SOLCOM in the valuation.

The table below shows the range in the number of shares of MIRAIT HD common stock to be allotted for each share of SOLCOM common stock derived from each of the analysis methods.

Analysis method (MIRAIT HD)	Analysis method (SOLCOM)	Calculation results of share exchange ratio
Market stock price analysis	Market stock price analysis	1.45 - 1.83
Market stock price analysis	Comparable transaction analysis	1.47 - 2.22
DCF Analysis	DCF Analysis	1.93 - 2.59

In performing the market stock price analysis, Mizuho set July 31, 2018, as the calculation reference date (the “Reference Date”). Mizuho then reviewed the price of the stock on the Reference Date and the simple average of the closing prices of the stock for the most recent one-week, one-month, three- month and six- month periods, each ending on the Reference Date.

The profit plans of both companies that Mizuho used as the basis for the DCF Method do not include any fiscal periods in which significant changes in profits were projected.

In calculating the share exchange ratio, Mizuho relied upon and assumed the accuracy and completeness of all of the financial or other information relating to both companies that was publicly available or was furnished to or discussed with Mizuho by both companies and upon which the calculation of the share exchange ratio is substantially based. Mizuho did not independently verify (nor assume responsibility or liability for independently verifying) the accuracy or completeness of such information. The contents expressed in Mizuho’s valuation report on the share exchange ratio (the “Mizuho Valuation Report”) could potentially differ if there are matters that would make the information provided to Mizuho or discussed among Mizuho and the companies materially incorrect, or if there is a fact or circumstance that was not disclosed at the time of delivery of the Mizuho Valuation Report, or which occurs subsequent to the delivery of the Mizuho Valuation Report (including facts which potentially existed at the time of delivery of the Mizuho Valuation Report and which are clarified subsequently). Mizuho assumed that the management of each company was unaware of any fact that would make the information provided to or discussed with Mizuho incomplete or misleading. In addition, Mizuho did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates, and Mizuho was not independently provided with any such valuation or appraisal by a third party, nor did Mizuho make any request to a third party for any such valuation or appraisal. Mizuho does not assume any obligation to conduct any inspection of the properties or facilities of either company or its affiliates, nor has Mizuho evaluated the capitalization, solvency or fair value of either company or its affiliates under any law relating to bankruptcy, insolvency or similar matters.

In lieu of any information which Mizuho requested in connection with the calculation of the share exchange ratio but which was not provided or disclosed to Mizuho by the companies, which was provided or disclosed to Mizuho, but whose impact on the share value of each company is undetermined at present, or which could not otherwise be used by Mizuho as a basis of Mizuho’s evaluation, Mizuho used assumptions it believed to be reasonable and appropriate. Mizuho did not verify the effect of such assumptions on either company’s future financial condition in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information provided to Mizuho, Mizuho assumed that such information was reasonably prepared by the management of each company on a basis reflecting the best currently available estimates and judgments of the management as to the expected future results of the operations and financial conditions of the companies. Mizuho relied on the above-mentioned assumptions, financial projections and business forecasts without independent verification of the feasibility of such assumptions, financial projections and business forecasts. Mizuho expressed no view as to any analyses or forecasts referred to in the Mizuho Valuation Report or the assumptions on which they are based. Mizuho is not a legal, regulatory, or tax expert and therefore, it relied on the assessments made by advisors to the companies with respect to such issues. Mizuho further assumed that the Share Exchange will qualify as a tax-free reorganization for Japanese corporate tax purposes.

Mizuho has provided its financial analysis results to MIRAIT HD in response to the request of MIRAIT HD for the sole purpose of assisting the board of directors of MIRAIT HD to determine the Share Exchange Ratio. Such financial analysis results are not for the purpose of expressing Mizuho’s opinion as to the fairness of the Share Exchange Ratio.

With the objective of ensuring the fairness and appropriateness of the allotment ratio in the Share Exchange, SOLCOM appointed MUFG, a third-party valuation institution which is independent of MIRAIT HD and SOLCOM. MUFG is not related to either MIRAIT HD or SOLCOM, and has no material interest in either MIRAIT HD or SOLCOM.

As the stock of MIRAIT HD and SOLCOM are listed on a financial instruments exchange and their market prices exist, MUFG adopted the average market price analysis in valuing MIRAIT HD and SOLCOM. In addition, MUFG adopted the comparable company analysis because there are several listed companies comparable to both MIRAIT HD and SOLCOM, respectively, and an analogical inference of their share values is possible. Further, the discounted cash flow analysis (the “DCF Analysis”) was used by MUFG to account for the future business operations of the two companies in the valuation.

The table below shows the range in the number of shares of MIRAIT HD common stock to be allotted for each share of SOLCOM common stock:

Analysis methods	Calculation range of share exchange ratio
Average market price analysis	1.63 - 1.86
Comparable company analysis	1.43 - 2.32
DCF Analysis	1.76 - 2.40

In performing the average market price analysis, MUFG set July 31, 2018, as the Reference Date. Then, for each MIRAIT HD stock on the First Section of the TSE and each SOLCOM stock on the Second Section of the TSE, MUFG reviewed the closing prices on the Reference Date as well as the simple average of the closing prices for the most recent one-month and three-month periods up to the Reference Date.

In calculating the share exchange ratio, MUFG used the information provided by both companies and public information and other materials without any independent verification of the accuracy and completeness of such information based on the assumption that such information was accurate and complete. In addition, MUFG assumed that there was no undisclosed fact that, if disclosed to MUFG, could materially affect the calculation of the share exchange ratio. MUFG has not performed any valuation, appraisal or assessment of the assets and liabilities (including off-the-book assets and liabilities and other contingent liabilities) of both companies and their respective affiliates, including an analysis or valuation of each of such assets or liabilities, nor has it separately requested any third-party institution to make such an appraisal or assessment. The calculation of the share exchange ratio by MUFG reflects the information available to it and the economic conditions up until July 31, 2018. MUFG assumed that the financial projections of both companies had been reasonably prepared based on the best projections and judgment then available to the management of both companies. The profit plans of both companies that MUFG used as a basis for applying the DCF Analysis do not include any fiscal year in which significant increases or decreases in profits are expected.

MUFG has provided the results of its financial analysis of the share exchange ratio to SOLCOM in response to the request of SOLCOM for the sole purpose of assisting the board of directors of SOLCOM to determine the Share Exchange Ratio. Such financial analysis results are not for the purpose of expressing MUFG’s opinion as to the fairness and appropriateness of the Share Exchange Ratio.

(3)
Prospects and reasons for delisting

Upon the Share Exchange, MIRAIT HD will become the wholly-owning parent company of SOLCOM as of its effective date (January 1, 2019 (scheduled)). Accordingly, the common stock of SOLCOM, which will become a wholly-owned subsidiary, will be delisted as of December 26, 2018, in accordance with the prescribed procedures of the delisting standards of the Second Section of the TSE (with the final trading date being December 25, 2018).

After the delisting, it will be impossible to trade the common stock of SOLCOM on a financial instruments exchange. However, the common stock of MIRAIT HD that will be allotted to the shareholders of SOLCOM as of the effective date of the Share Exchange will remain listed on the First Section of the TSE. Thus, although certain shareholders may only receive an allotment of shares constituting less than one unit, shares constituting one or more units will be tradeable on financial instruments exchanges and share liquidity will continue to be provided.

Although the shareholders of SOLCOM who receive shares constituting less than one unit of the stock of MIRAIT HD upon the Share Exchange will not be able to trade such shares constituting less than one unit on any financial instruments exchange, each such shareholder may use the system of purchase for shares constituting less than one unit. Alternatively, by utilizing the system of additional purchase for shares constituting less than one unit, each such shareholder may purchase from MIRAIT HD such number of shares which, together with the number of less-than-one-unit shares held by that shareholder, will constitute one unit. For details of such treatment, please see 2(3) (Note 3) “Treatment of shares constituting less than one unit” above. For details of the treatment of any fractions less than one share that may result from the Share Exchange, please see 2(3) (Note 4) “Treatment of fractions less than one share” above.

(4)	Measures to ensure fairness MIRAIT HD and SOLCOM have implemented the following measures to ensure the fairness of the share exchange ratio in the Share Exchange:

(i)
Acquisition of valuation reports on the share exchange ratio from independent third-party valuation institutions

MIRAIT HD received, on behalf of its shareholders, a valuation report on the Share Exchange from Mizuho, a third-party valuation institution which is independent of MIRAIT HD and SOLCOM. For an overview of the valuation report, please see 3(2) “Matters concerning calculation” above.

MIRAIT HD has not obtained from Mizuho an opinion to the effect that the Share Exchange Ratio is fair to the shareholders of MIRAIT HD from a financial viewpoint (a fairness opinion).

Similarly, SOLCOM received, on behalf of its shareholders, a valuation report on the Share Exchange from MUFG, a third-party valuation institution which is independent of MIRAIT HD and SOLCOM. For an overview of the valuation report, please see 3(2) “Matters concerning calculation” above.

SOLCOM has not obtained from MUFG an opinion to the effect that the Share Exchange Ratio is fair to the shareholders of SOLCOM from a financial viewpoint (a fairness opinion).

(ii)
Advice from independent law firms

MIRAIT HD has appointed Shibata, Suzuki & Nakada, and Anderson Mori & Tomotsune as its legal advisers concerning the Share Exchange and has received their legal advice regarding the procedures for the Share Exchange, the decision-making methods and process of the board of directors meetings, along with advice regarding other issues. Shibata, Suzuki & Nakada, and Anderson Mori & Tomotsune do not have any material interest in either MIRAIT HD or SOLCOM.

Similarly, SOLCOM has appointed Kitahama Partners as its legal adviser and has received its legal advice regarding the procedures for the Share Exchange, the decision-making methods and process of the board of directors meetings, along with advice regarding other issues. Kitahama Partners has no material interest in either MIRAIT HD or SOLCOM.

(5)	Measures to avoid conflicts of interest No special measure has been taken because no particular relationship involving a conflict of interest arises between MIRAIT HD and SOLCOM.

4.	Outline of the Parties to the Share Exchange

		Wholly-owning parent company in the share exchange		Wholly-owned subsidiary in the share exchange
(1)	Trade Name	MIRAIT Holdings Corporation		SOLCOM Co., Ltd.
(2)	Address of head office	6-36, Toyosu 5-chome, Koto-ku, Tokyo		2-32, Minamisenda Higashimachi, Naka-ku, Hiroshima-shi, Hiroshima
(3)	Name and title of representative	Masatoshi Suzuki President and Chief Executive Officer		Toshiyuki Hirabara President and Representative Director
(4)	Description of business
Management control of subsidiaries and group companies engaged in telecommunications engineering works, electrical works, civil engineering works and construction works-related businesses, and businesses incidental to the foregoing

Contracting of telecommunications engineering work and general civil engineering work, sale of telecommunication equipment and data processing equipment, development, design and sale of software, leasing business, security service business, sale of materials for work and forwarding business

(5)	Amount of share capital	JPY 7,000 million		JPY 2,324 million
(6)	Date of incorporation	October 1, 2010		April 17, 1947
(7)	Number of issued shares	85,381,866 shares		5,911,983 shares
(8)	Fiscal year end	March 31		December 31
(9)	Number of employees	9,010 (consolidated)		1,514 (consolidated) (as of December 31, 2017)
(10)	Principal clients	Not applicable as it is a pure holding company.		NIPPON TELEGRAPH AND TELEPHONE WESTCORPORATION (NTT West Japan), among others
(11)	Principal banks	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, and MUFG Bank, Ltd.		Sumitomo Mitsui Banking Corporation, The Hiroshima Bank, Ltd., Momiji Bank, Ltd., and The Hiroshima Shinkin Bank
(12)	Major shareholders and shareholding ratio	Sumitomo Electric Industries, Ltd.	19.01%	Yahata Memorial Ikuei Scholarship	8.88%
		Japan Trustee Services Bank, Ltd. (Trust Account)	5.58%	MIRAIT Technologies Corporation	5.99%

		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.38%	Souei Kogyo Kabushiki Kaisha	4.40%
		SUMITOMO DENSETSU CO., LTD.	2.91%	Solcom Employee Shareholding Association	3.80%

		STATE STREET BANK AND TRUST COMPANY 505001 (standing proxy: Mizuho Bank, Ltd.)	2.75%	Sumitomo Mitsui Banking Corporation (as of June 30, 2018)	3.58%

(13)	Relationships between the parties
Capital relationship
As of today, MIRAIT Technologies Corporation, a wholly-owned subsidiary of MIRAIT HD, holds 354 thousand shares of the stock of SOLCOM.
As of today, SOLCOM holds 596 thousand shares of the stock of MIRAIT HD.

	Personal relationship	Not applicable.
Transaction relationship
MIRAIT Corporation and MIRAIT Technologies Corporation, each a wholly-owned subsidiary of MIRAIT HD, and their respective group companies have transaction relationships with SOLCOM and SOLCOM Group companies. However, the amount of such transactions is immaterial.

	Status as a related party	Not applicable.
(14)	Business results and financial position for the most recent three years
Fiscal year ended	MIRAIT HD (consolidated)			SOLCOM (consolidated)
	March 2016	March 2017	March 2018	December 2015	December 2016	December 2017
Net assets	126,599	128,837	140,744	24,920	25,665	27,255
Total assets	194,978	218,053	236,480	33,930	35,324	37,781
Net assets per share (JPY)	1,511.74	1,570.53	1,733.14	928.32	956.57	5,237.30
Net sales	269,537	283,236	312,967	40,957	38,999	42,577
Operating income	6,127	10,061	16,715	894	1,262	1,827
Ordinary income	6,735	10,590	17,838	1,202	1,560	2,190
Profit attributable to owners of parent	3,631	6,437	11,504	723	956	1,446
Net income per share (JPY)	44.65	79.81	145.41	27.20	36.11	275.48
Dividends per share (JPY)	30.00	30.00	35.00	8.0	10.0	60.0
(Note 1)	As of March 31, 2018, except as indicated otherwise.
(Note 2)	In JPY millions, except as indicated otherwise.
(Note 3)	As of July 1, 2017, SOLCOM implemented a 5 for 1 consolidation of its common shares.

5.	Status after the Share Exchange
Wholly-owning parent company in share exchange
(1)	Trade Name	MIRAIT Holdings Corporation
(2)	Address of head office	6-36, Toyosu 5-chome, Koto-ku, Tokyo
(3)	Name and title of representative	Masatoshi Suzuki President and Chief Executive Officer
(4)	Description of businesses
Management control of subsidiaries and group companies engaged in telecommunications engineering work, electrical work, civil engineering work and construction work-related businesses, and businesses incidental to the foregoing.

(5)	Amount of share capital	JPY 7,000 million
(6)	Fiscal year end	March 31
(7)	Net assets	Not determined at present.
(8)	Total assets	Not determined at present.

6.
Outline of Accounting Treatment

The Share Exchange is expected to constitute an acquisition according to the Accounting Standards for Business Combinations. While the Share Exchange will generate positive (or negative) goodwill in the consolidated financial statements of MIRAIT HD under the current Accounting Standards for Business Combinations, the amount of such goodwill is not determined at present.

7.	Future Outlook The impact of the Share Exchange on the consolidated business results of MIRAIT HD is under review and will be announced once it has been determined.

(For reference) MIRAIT Holdings Corporation’s financial forecast for the current fiscal year (as announced on August 1, 2018) and financial results for the previous fiscal year:
(In JPY millions, except as indicated otherwise)
	Net sales	Operating income	Ordinary income	Profit attributable to owners of parent	Net income per share
Financial forecast for current year (Fiscal year ending March 2019)	320,000	16,000	16,800	11,000	JPY 138.29
Financial results for previous year (Fiscal year ended March 2018)	312,967	16,715	17,838	11,504	JPY 145.41
*
The impact of the Share Exchange on MIRAIT HD’s consolidated financial results for the current fiscal year is under review and has not been factored into the above full year financial forecast (for the fiscal year ending March 2019).

(For reference) SOLCOM Co., Ltd.’s financial forecast for the current fiscal year (as announced on May 14, 2018) and financial results for the previous fiscal year:
(In JPY millions, except as indicated otherwise)
	Net sales	Operating income	Ordinary income	Profit attributable to owners of parent	Net income per share
Financial forecast for current year (Fiscal year ending December 2018)	40,000	1,200	1,500	1,000	JPY 194.52
Financial results for previous year (Fiscal year ended December 2017)	42,577	1,827	2,190	1,446	JPY 275.48

END